exhibit 10.5

CHANGE IN CONTROL SEVERANCE AGREEMENT

FOR EXECUTIVE OFFICERS AND CERTAIN NEW KEY EMPLOYEES

This Severance Agreement (this “Agreement”) is made as of           , 20   by and between Herc Holdings Inc., a Delaware corporation, and any successor to the business and/or assets of the Company that assumes this Agreement (the “Company”), and             (“Executive”).

RECITALS

WHEREAS the Compensation Committee of the Board of Directors of the Company (the “Board”) has approved this severance agreement to provide Executive with certain benefits upon certain terminations of employment;

NOW THEREFORE, the parties hereto agree as follows:

1. Term of Agreement. This Agreement shall commence on the date hereof and shall continue in effect through December 31, 20 ; provided, that the term of this Agreement shall automatically be extended for one additional year beyond 20 (and successive one year periods thereafter), unless, not later than September 30, 20 (for the additional year ending on December 31, 20 ) or September 30 of each year thereafter (for each subsequent extension), the Company shall have given notice that it does not wish to extend this Agreement for an additional year, in which event this Agreement shall continue to be effective until the end of its then remaining term; provided, however, that, notwithstanding any such notice by the Company not to extend, if a Change in Control (as defined in Section 2 below) shall have occurred during the original or any extended term of this Agreement, this Agreement shall continue in effect for a period of twenty-four months beyond such Change in Control. Notwithstanding the foregoing, this Agreement shall terminate if Executive ceases to be an employee of the Company and its subsidiaries for any reason prior to a Change in Control which, for these purposes, shall include cessation of such employment as a result of the sale or other disposition of the division, subsidiary or other business unit by which Executive is employed.

2. Change in Control. No benefits shall be payable hereunder unless there shall have been a Change in Control of the Company. For purposes of this Agreement, a “Change in Control” shall mean the first to occur of any of the following after the date of this Agreement:

(A) the acquisition by any person, entity or “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended), other than any such acquisition by the Company, any of its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any of the Investors (as defined below), of 50% or more of the combined voting power of the Company’s then outstanding voting securities;

(B) within any 24-month period, the Incumbent Directors (as defined below) shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company, provided that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office shall be deemed to be an Incumbent Director for purposes of this clause (B); or

(C) the merger or consolidation of the Company as a result of which persons who were owners of the voting securities of the Company immediately prior to such merger or consolidation, or any of the Investors, do not, immediately thereafter, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company;

(D) the approval by the Company’s shareholders of the liquidation or dissolution of the Company other than a liquidation of the Company into any subsidiary of the Company or a liquidation a result of which persons who were stockholders of the Company immediately prior to such liquidation, or any or all of the Investors, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the entity that holds substantially all of the assets of the Company following such event; and

(E) the sale, transfer or other disposition of all or substantially all of the assets of the Company to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, affiliates of the Company.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

For purposes of the foregoing definition, the following terms shall have the following meanings:

“Incumbent Director” means the persons who were members of the Board as of the date of this Agreement; provided, that a director elected, or nominated for election, to the Board in connection with a proxy contest after the date of this Agreement shall not be considered an Incumbent Director.

“Investors” means collectively (i) the Initial Investors, (ii) TC Group L.L.C. (which operates under the trade name The Carlyle Group), (iii) Clayton, Dubilier & Rice, Inc., (iv) Merrill Lynch Global Partners, Inc., (v) any affiliate of any of the foregoing, including any investment fund or vehicle managed, sponsored or advised by any of the foregoing, (vi) any successor in interest to any of the foregoing.

“Initial Investors” means, collectively, the Carlyle Investors, the CDR Investors and the Merrill Lynch Investors.

“Carlyle Investors” means, collectively, (i) Carlyle Partners IV, L.P., (ii) CEP II Participations S.àr.l., (iii) CP IV Co-investment, L.P., and (iv) CEP II U.S. Investments, L.P.

“CDR Investors” means, collectively, (i) Clayton, Dubilier & Rice Fund VII, L.P., (ii) CDR CCMG Co-Investor L.P., and (iii) CD&R Parallel Fund VII, L.P.

“Merrill Lynch Investors” means, collectively, (i) ML Global Private Equity Fund, L.P., (ii) Merrill Lynch Ventures L.P. 2001, (iii) CMC-Hertz Partners, L.P., and (iv) ML Hertz Co-Investor, L.P.

3. Termination Following Change In Control. If a Change in Control shall have occurred, Executive shall be entitled to the benefits provided in Section 4(iv) upon the subsequent termination of Executive’s employment with the Company and its subsidiaries during the two year period following such Change in Control (the “Protected Period”) unless such termination is (A) a result of Executive’s death, Retirement or Disability (except as provided in Section 3(i) below), (B) by Executive without Good Reason (as defined in Section 3(iii) below), or (C) by the Company or any of its subsidiaries for Cause (as defined in Section 3(ii) below). In addition, Executive shall be entitled to the compensation provided for in Section 4(iv) hereof (and without regard to Section 4(vii) hereof) payable only upon the occurrence of an event constituting a Section 409A Change in Control (as if his termination had occurred after the Section 409A Change in Control) if, after an agreement has been signed which, if consummated, would result in a Section 409A Change in Control, (x) Executive is terminated without Cause by the Company and its subsidiaries prior to the Section 409A Change in Control, and (y) such termination was at the instigation or request of the party to the agreement evidencing the transaction that will result in the Section 409A Change in Control or otherwise occurs in connection with the anticipated Section 409A Change in Control. “Section 409A Change in Control” means any event described in Section 2 of this Agreement if such event also is a “change in control event” within the meaning of the regulations under Section 409A(a)(2)(A)(v) of the Code determined in accordance with the uniform methodology and procedures adopted by the Company.

(i) Disability; Retirement. For purposes of this Agreement, “Disability” shall mean permanent and total disability as such term is defined under Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), without regard to whether Executive is subject to the Code. Any question as to the existence of Executive’s Disability upon which Executive and the Company cannot agree shall be determined by a qualified independent physician selected by Executive (or, if Executive is unable to make such selection, such selection shall be made by any adult member of Executive’s immediate family or Executive’s legal representative), and approved by the Company, said approval not to be unreasonably withheld. The determination of such physician made in writing to the Company and to Executive shall be final and conclusive for all purposes of this Agreement. For purposes of this Agreement, “Retirement” and corollary terms shall mean Executive’s voluntary termination of employment with the Company under any of the Company’s retirement plans that occurs prior to delivery of a Notice of Termination pursuant to Section 3(iv) below; provided, that notwithstanding the foregoing, no Retirement that occurs after any other termination of employment shall adversely affect, interfere with or otherwise impair in any way Executive’s right to receive the payments and benefits to which he is entitled on account of a termination without Cause or with Good Reason. Accordingly, and for the avoidance of doubt, if Executive provides a Notice of Termination for Good Reason, and otherwise satisfies the conditions for Good Reason pursuant to this Agreement, and also Retires, such Retirement shall not adversely affect, interfere with or otherwise impair in any way his right to receive payments and benefits hereunder. Conversely, if Executive terminates his employment on account of Retirement and at such time is not (x) terminating his employment for Good Reason pursuant to this Agreement or (y) being terminated by the Company without Cause pursuant to this Agreement, he shall not be entitled to the payments and benefits provided in this Agreement.

(ii) Cause. For purposes of this Agreement, “Cause” shall mean (i) willful and continued failure to perform substantially the Executive’s material duties with the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness) after a written demand for substantial performance specifying the manner in which the Executive has not performed such duties is delivered by the Chief Executive Officer of the Company to the Executive, (ii) engaging in willful and serious misconduct that is injurious to the Company or any of its subsidiaries, (iii) one or more acts of fraud or personal dishonesty resulting in or intended to result in personal enrichment at the expense of the Company or any of its subsidiaries, (iv) substantial abusive use of alcohol, drugs or similar substances that, in the sole judgment of the Company, impairs the Executive’s job performance, (v) material violation of any material Company policy that results in material harm to the Company or any of its subsidiaries or (vi) indictment for or conviction of a felony or of any crime (whether or not a felony) involving moral turpitude. Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the Incumbent Directors of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive, together with Executive’s counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, Executive was guilty of conduct set forth above in this Section 3(ii) and specifying the particulars thereof in detail.

(iii) Good Reason. Executive shall be entitled to terminate employment with Good Reason. For the purpose of this Agreement, “Good Reason” shall mean the occurrence, without Executive’s express written consent, of any of the following circumstances during the Protected Period unless, in the case of Sections 3(iii)(A), (E), or (F), such circumstances are fully corrected prior to the date specified as the Date of Termination (as defined in Section 3(v)) in the Notice of Termination (as defined in Section 3(iv)) given in respect thereof:

(A) the assignment to Executive of any duties or responsibilities not comparable to Executive’s position (as it existed immediately prior to the Change in Control) and that results in a substantial diminution or material adverse change in such duties or responsibilities from those in effect immediately prior to the Change in Control other than a change in title or reporting relationships;

(B) a reduction by the Company or any of its subsidiaries in Executive’s annual base salary as in effect on the date hereof or as the same may be increased from time to time;

(C) the relocation of Executive’s place of business to a location more than fifty miles from Executive’s principal place of employment immediately preceding the Change in Control that materially increases Executive’s commute compared to Executive’s commute as in effect immediately prior to the Change in Control;

(D) a reduction by the Company or any of its subsidiaries in Executive’s annual bonus opportunity as in effect on the date hereof or as the same may be increased from time to time;

(E) the failure by the Company or any of its subsidiaries to continue Executive’s participation in any long-term incentive compensation plan on a level comparable to other senior executives;

(F) except as required by law, a reduction by the Company or any of its subsidiaries of 5% or more in the aggregate benefits provided by Executive (excluding changes to such benefits that occur in the ordinary course, are of general application, and increase co-payments, deductibles or premiums which must be paid by Executive) as those enjoyed by Executive under the employee benefit and welfare plans of the Company and its subsidiaries, including, without limitation, the pension, life insurance, medical, dental, health and accident, retiree medical, disability, deferred compensation and savings plans, in which Executive was participating at the time of the Change in Control;

(G) the failure of the Company to obtain an agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 6 hereof; or

(H) any purported termination of Executive’s employment by the Company or its subsidiaries which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 3(iv) below (and, if applicable, the requirements of Section 3(ii) above); for purposes of this Agreement, no such purported termination shall be effective.

Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstances constituting Good Reason hereunder. Executive must provide the Notice of Termination not later than 180 days following the date he or she had actual knowledge of the event constituting Good Reason.

(iv) Notice of Termination. Any purported termination of Executive’s employment by the Company and its subsidiaries or by Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 7 hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail (other than with respect to a Good Reason termination pursuant to Section 3(iii)(H)) the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

(v) Date of Termination. “Date of Termination” shall mean (A) if Executive’s employment is terminated for Disability, 30 days after Notice of Termination is given (provided that Executive shall not have returned to the full-time performance of Executive’s duties during such 30 day period), and (B) if Executive’s employment is terminated pursuant to Section 3(ii) or (iii) above or for any reason (other than Disability), the date specified in the Notice of Termination (which, in the case of a termination pursuant to Section 3(ii) above shall not be less than 30 days, and in the case of a termination pursuant to Section 3(iii) above shall not be less than 30 nor more than 60 days, respectively, from the date such Notice of Termination is given); provided, that, if within 30 days after any Notice of Termination is given the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the grounds for termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or the time for appeal therefrom having expired and no appeal having been perfected); provided, further, that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Company and its subsidiaries will continue to pay Executive’s full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary and bonus) and continue Executive as a participant in all incentive compensation, benefit and insurance plans in which Executive was participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this Section 3(v). Amounts paid under this Section 3(v) are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement. In the event that the Company is terminating Executive the Company may, if it so chooses, pay Executive the base salary which he would have received in lieu of waiting for the expiration of any notice period otherwise required hereby and bar Executive from any of the Company’s premises, offices or properties, subject to any rights set forth herein for Executive to contest such termination.

4. Compensation upon Termination or During Disability. Upon termination of Executive’s employment or during a period of Disability, in either case, during the Protected Period, Executive shall be entitled to the following benefits:

(i) During any period that Executive fails to perform Executive’s full-time duties with the Company and its subsidiaries as a result of the Disability, Executive shall continue to receive an amount equal to Executive’s base salary at the rate in effect at the commencement of any such period, and Bonus (as defined in Section 4(iv)(B)), through the Date of Termination for Disability; provided, that if any such period of Disability ends during the Protected Period, Executive shall have the right to resume active employment with the Company immediately following the end of such period of Disability, unless, prior to the end of such period of Disability, the Company has terminated Executive’s employment. Thereafter, Executive’s benefits shall be determined in accordance with the employee benefit programs of the Company and its subsidiaries then in effect.

(ii) If Executive’s employment is terminated by the Company or any of its subsidiaries for Cause or by Executive without Good Reason (excluding death, Disability or Retirement) the Company (or one of its subsidiaries, if applicable) shall pay through the Date of Termination Executive’s full base salary at the rate in effect at the time Notice of Termination is given and shall pay any amounts otherwise payable to Executive on or immediately prior to the Date of Termination pursuant to any other compensation plans, programs or employment agreements then in effect, and the Company shall have no further obligations to Executive under this Agreement.

(iii) If Executive’s employment is terminated by reason of Executive’s death or Retirement, Executive’s benefits shall be determined in accordance with the retirement and other benefit programs of the Company and its subsidiaries then in effect, except as otherwise provided in Section 3(i).

(iv) If Executive’s employment by the Company and its subsidiaries is terminated (other than for death or Disability) by (a) the Company and its subsidiaries other than for Cause or (b) Executive with Good Reason, then, the Company (or one of its subsidiaries, if applicable) shall pay, in accordance with the Company’s normal payroll procedures, any unpaid portion of Executive’s full base salary, at the rate in effect at the time of the Change in Control (the “Base Salary”), calculated through the Date of Termination, and subject to Executive executing, delivering and not revoking the Release of Claims attached to this Agreement as Exhibit A (the “Release”) within 60 days following the Separation from Service Date (as defined in Section 4(vii)) (the “Release Period”) and provided that such Release is effective and binding and non-revocable by the end of the Release Period, Executive shall be entitled to the benefits provided below:

(A) The Company (or one of its subsidiaries, if applicable) shall pay a pro-rated annual bonus at target level calculated through the Date of Termination, no later than the last day of the Release Period, plus all other amounts to which Executive is entitled under any compensation plan of the Company applicable to Executive, at the time such payments are due (provided, however, if the Release Period crosses over two calendar years, any payments made under this Section 4(iv)(A) shall be made no earlier than January 1st of the second calendar year).

(B) The Company shall pay Executive, not later than 10 days following the date on which the Release has become effective and irrevocable (provided, however, if the Release Period crosses over two calendar years, payment shall be made within 10 days following the later of such date or January 1st of the second calendar year), as severance pay to Executive, a severance payment equal to times the sum of (i) Executive’s Base Salary, and (ii) Bonus. For purposes of this Agreement, the “Bonus” shall mean the average annual cash bonus paid (or awarded, if different) in respect of each of the three prior bonus years (exclusive of any special or prorated bonuses). If Executive has less than three years of bonus history, “Bonus” shall mean the target bonus of the year of termination.

(C) The Company shall credit the Executive with an additional years of age and an additional “Years of Service” for all purposes under The Hertz Corporation Supplemental Executive Retirement Plan (“SERP II”) (the length of such additional years of service, the “Severance Period”) with the benefit under the SERP II to be provided at the time or times set forth under the terms of SERP II without regard to Section 4(vii), and the averaging period over which “Final Average Earnings” (as defined in SERP II) is determined shall include the Severance Period (and, for this purpose, the payment made pursuant to Section 4(iv)(B) shall be deemed to be compensation earned ratably over the Severance Period); provided that, if Executive does not at the Date of Termination have at least five “Vesting Years of Service” under the “Retirement Plan” (as these terms are used or defined in SERP II), the following additional provisions shall apply to Executive: (1) Executive shall, notwithstanding the second paragraph of Section 3.2 of SERP II, be fully vested in his benefit under SERP II (as increased pursuant to this Section 4(ii)); (2) if Executive’s actual years of service plus the years of service credited pursuant to this Section 4(iv)(C) equal less than five, then, notwithstanding Section 1.10 of SERP II, the averaging period over which Final Average Earnings shall be determined shall be the period of such actual and credited service; (3) Executive’s benefit under SERP II and this Agreement shall be reduced applying the reduction factors set forth in the SERP II to reflect the timing of payment of such benefit; and (4) such benefit shall be paid at the same time as the payment set forth in Section 4(iv)(B) is paid.

(D) From the Date of Termination, until the earlier of (i) the last day of the Severance Period or (ii) the date upon which Executive becomes eligible to participate in plans of another employer (such period, the “Benefit Continuation Period”), the Company will continue Executive’s participation and coverage in all the Company’s life, medical, dental plans and other welfare benefit plans (but excluding the Company’s disability plans) (“Insurance Benefits”); provided that if any other Company plan, arrangement or agreement provides for continuation of Insurance Benefits, then Executive shall receive such coverage under such other plan, arrangement or agreement, and if the period of such coverage is shorter than the Benefit Continuation Period, then Executive shall receive pursuant to this Section 4(iv)(D), such coverage for the remainder of the Benefit Continuation Period.

(E) The Company shall provide to Executive outplacement services or executive recruiting services provided by a professional outplacement provider or executive recruiter at a cost to the Company of not more than 10% of Executive’s Base Salary (not to exceed $25,000) to be provided within the period ending no later than the end of the year following the year in which the Date of Termination occurs.

(v) To the extent outstanding following a Change in Control, Executive’s stock options and other equity awards shall be governed by the terms of the equity incentive plans and award agreements under which such stock options and other equity awards were awarded.

(vi) The Company shall also pay to Executive, no less frequently than monthly, all legal fees and expenses reasonably incurred by Executive in connection with this Agreement (including all such fees and expenses, if any, incurred in contesting or disputing the nature of any such termination for purposes of this Agreement or in seeking to obtain or enforce any right or benefit provided by this Agreement); provided, that if a determination is made by the arbitrator selected under Section 12 hereof that Executive has failed to prevail on at least one material claim, the Company shall not be liable to pay such legal fees or expenses otherwise provided for thereunder and the Company shall be entitled to recover from Executive any such amounts so paid (either directly or, except as would violate the requirements of Section 409A of the Code, by setoff against any amounts then owed Executive by the Company). Notwithstanding the penultimate sentence of Section 8, no reimbursement pursuant to this Section 4(vi) shall be paid later than the last day of the 10th calendar year following the calendar year in which the applicable statute of limitations for breach of contract claims expires or, if later, the last day of the calendar year following the calendar year in which there is a settlement or other final and nonappealable resolution of the related contest or dispute.

(vii) Notwithstanding the foregoing provisions of this Section 4, if, as of the Separation from Service Date, Executive is a Specified Employee, then, except to the extent that this Agreement does not provide for a “deferral of compensation” within the meaning of Section 409A of the Code, the following shall apply:

1) No payments shall be made and no benefits shall be provided to Executive, in each case, during the period beginning on the Separation from Service Date and ending on the six-month anniversary of such date or, if earlier, the date of Executive’s death.

2) On the first business day of the first month following the month in which occurs the six-month anniversary of the Separation from Service Date or, if earlier, Executive’s death, the Company shall make a one-time, lump-sum cash payment to the Executive in an amount equal to the sum of (x) the amounts otherwise payable to the Executive under this Agreement during the period described in Section 4(vii)1) above and (y) the amount of interest on the foregoing at the applicable federal rate for instruments of less than one year.

For purposes of this Agreement, “Separation from Service Date” shall mean the date of the Executive’s “separation from service” within the meaning of Section 409A(a)(2)(i)(A) of the Code and determined in accordance with the default rules under regulations promulgated under Section 409A of the Code. “Specified Employee” shall mean a “specified employee” within the meaning of Section 409A(a)(2)(B)(1) of the Code, as determined in accordance with the uniform methodology and procedures adopted by the Company and then in effect.

5. Adjustment in Payments

(i) In the event that any payment or benefit received or to be received by Executive pursuant to the terms of this Agreement (the “Contract Payments”) or in connection with Executive’s termination of employment or contingent upon a Change in Control of the Company pursuant to any plan or arrangement or other agreement with the Company (or any affiliate) (“Other Payments” and, together with the Contract Payments, the “Payments”) would be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Code, as determined as provided below, and provided, that if Executive’s Payment is, when calculated on a net-after-tax basis (taking into account the Excise Tax as well as other applicable federal, state and local income taxes), less than 100% of the net-after tax amount (taking into account applicable federal, state and local income taxes) of the Payment which could be paid to Executive under Section 280G of the Code without causing the imposition of the Excise Tax, then the Payment shall be limited to the largest amount payable without resulting in the imposition of any Excise Tax (such amount, the “Capped Amount”).

(ii) For purposes of determining the Capped Amount, whether any of the Payments will be subject to the Excise Tax and the amounts of such Excise Tax, (1) the total amount of the Payments shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, except to the extent that, in the opinion of independent tax counsel selected by the Company’s independent auditors and reasonably acceptable to Executive (“Tax Counsel”), a Payment (in whole or in part) does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code, or such “excess parachute payments” (in whole or in part) are not subject to the Excise Tax, (2) the amount of the Payments that shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Payments or (B) the amount of “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code (after applying clause (1) hereof), and (3) the value of any noncash benefits or any deferred payment or benefit shall be determined by Tax Counsel in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. For purposes of determining the amounts compared in the proviso of Section 5(i) above, Executive shall be deemed to pay federal income tax at the highest marginal rates of federal income taxation applicable to individuals in the calendar year in which the Payment is to be made and state and local income taxes at the highest effective rates of taxation applicable to individuals as are in effect in the state and locality of Executive’s residence in the calendar year in which the Payment is to be made, net of the maximum reduction in federal income taxes that can be obtained from deduction of such state and local taxes, taking into account any limitations applicable to individuals subject to federal income tax at the highest marginal rates.

(iii) If the Tax Counsel determines that any Excise Tax is payable by Executive and that the criteria for reducing the Payments to the Capped Amount (as described in Section 5(i) above) is met, then the Company shall reduce the Payments by the amount which, based on the Tax Counsel’s determination and calculations, would provide Executive with the Capped Amount, and pay to Executive such reduced Payments; provided that the Company shall first reduce the severance payment under Section 4(iv)(B) and shall next reduce the benefits described in Section 4(iv)(C). If the Tax Counsel determines that no Excise Tax is payable by Executive, it shall, at the same time as it makes such determination, furnish Executive with an opinion that he has substantial authority not to report any Excise Tax on his/her federal, state, local income or other tax return.

6. Successors; Binding Agreement.

(i) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company is required to perform it. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Executive to compensation from the Company in the same amount and on the same terms as Executive would be entitled hereunder if Executive had terminated Executive’s employment with Good Reason following a Change in Control, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination.

(ii) This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Executive should die while any amount would still be payable to Executive hereunder if Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee or other designee or, if there is no such designee, to Executive’s estate.

7. Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid (or its international equivalent)

if to the Company to:

Herc Holdings Inc.
27500 Riverview Center Blvd.
Bonita Springs, Florida 34134
Attention: Senior Vice President, Chief Human Resource Officer
With a separate duplicate copy of such notice to be provided to the General Counsel of the Company if to the Executive, to the to the Executive at his or her most recent address as shown on the books and records of the Company or any subsidiary of the Company employing the Executive.

8. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any conditions or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal laws of the State of New Jersey, without regard to its conflict of law provisions. This Agreement is intended to satisfy the requirements of Section 409A of the Code with respect to amounts subject thereto and shall be interpreted and construed and shall be performed by the parties consistent with such intent, and the Company shall have no right to accelerate any payment or the provision of any benefits under this Agreement or to make or provide any such payment or benefits if such payment or provision of such benefits would, as a result, be subject to tax under Section 409A of the Code. All references to sections of the Code shall be deemed also to refer to any successor provisions to such sections and the applicable regulations and guidance thereunder. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state, local or other applicable law. Anything in this Agreement to the contrary notwithstanding, no reimbursement payable to Executive pursuant to any provisions of this Agreement or pursuant to any plan or arrangement of the Company covered by this Agreement shall be paid later than the last day of the calendar year following the calendar year in which the related expense was incurred, and no such reimbursement during any calendar year shall affect the amounts eligible for reimbursement in any other calendar year, except, in each case, to the extent that the right to reimbursement does not provide for a “deferral of compensation” within the meaning of Section 409A of the Code. The obligations of the Company under Sections 4 and 5 shall survive the expiration of the term of this Agreement.

9. Other Arrangements. The severance benefits under this Agreement are not additive or cumulative to severance or termination benefits that Executive might also be entitled to receive under the terms of a written employment agreement, a severance agreement or any other arrangement with the Company. As a condition of the Company entering into this Agreement, Executive expressly agrees that this Agreement supersedes all prior agreements, and sets forth the entire severance benefit to which he or she is entitled while this Agreement remains in effect. The provisions of this Agreement may provide for payments to Executive under certain compensation or bonus plans under circumstances where such plans would not provide for payment thereof. It is the specific intention of the Company that the provisions of this Agreement shall supersede any provisions to the contrary in such plans, to the extent permitted by applicable law, and such plans shall be deemed to have been amended to correspond with this Agreement without further action by the Company or the Board.

10. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

11. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

12. Arbitration; Indemnification.

(i) In the event of any dispute under the provisions of this Agreement, other than a dispute in which the primary relief sought is an equitable remedy such as an injunction, the parties shall have the dispute, controversy or claim settled by arbitration in Park Ridge, New Jersey (or such other location as may be mutually agreed upon by the Company and the Executive) in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association, before a single arbitrator selected by agreement of the parties (or, in the absence of such agreement, appointed by the American Arbitration Association). Any award entered by the arbitrator shall be final, binding and nonappealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision shall be specifically enforceable. The arbitrator shall have no authority to modify any provision of this Agreement or to award a remedy for a dispute involving this Agreement other than a benefit specifically provided under or by virtue of this Agreement. Fees of the American Arbitration Association and the arbitrator and any expenses relating to the conduct of the arbitration (including the Company’s and Executive’s reasonable attorneys’ fees and expenses) shall be paid in accordance with Section 4(vi).

(ii) Following any termination of employment of Executive (other than a termination by the Company for Cause), the Company shall indemnify and hold harmless Executive to the fullest extent permitted under the Company’s by-laws (as in effect prior to the Change in Control) and applicable law for any claims, costs and expenses arising out of or in connection with Executive’s employment with the Company (without regard to when such claim is asserted or issue is raised, so long as it relates to conduct or events that occurred while Executive was employed with the Company) and shall, for a period of not less than six years following a Change in Control, maintain directors’ and officers’ liability insurance coverage for the benefit of Executive which provides him with coverage, if any, no less favorable than that in effect prior to the Change in Control; provided, that if the Company maintains directors’ and officers’ liability insurance coverage for other current or former officers or directors of the Company following such six-year period, Executive shall also be provided with such insurance coverage.

13. Confidentiality, Covenant Not to Compete and Not to Solicit.

(i) Nondisclosure of Confidential Information. At no time during the term of Executive’s employment or at any time following the Executive’s Date of Termination, shall Executive, without the prior written consent of the Company, use, divulge, disclose or make accessible to any other person, firm, partnership, corporation or other entity any Confidential Information pertaining to the business of the Company or any of its affiliates, except (i) while employed by the Company, in the business of and for the benefit of the Company, or (ii) when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information. For purposes of this Section 13, “Confidential Information” shall mean any trade secret or other non-public information concerning the financial data, strategic business plans, product development (or other proprietary product data), customer lists, marketing plans and other non-public, proprietary and confidential information of the Company or its affiliates, that, in any case, is not otherwise available to the public (other than by Executive’s breach of the terms hereof) or known to persons in the industry generally.

(ii) Non Competition. During the term of Executive’s employment and during the 12 month period immediately following the date of any termination of Executive’s employment with the Company, Executive shall not directly or indirectly become associated, as an owner, partner, shareholder (other than as a holder of not in excess of 5% of the outstanding voting shares of any publicly traded company), director, officer, manager, employee, agent, consultant or otherwise, with any partnership, corporation or other entity that competes with the car or equipment rental business, and for the customer base, of the Company or any of its subsidiaries. This Section 13(ii) shall not be deemed to restrict Executive’s association with any enterprise that conducts unrelated business or that has material operations outside of the geographic area that encompasses the Company’s customer base (or where the Company had plans at the Date of Termination to enter) for so long as the Executive’s role whether direct or indirect (e.g., supervisory), is solely with respect to such unrelated business or other geographic area (as the case may be).

(iii) Non Solicitation. During the term of Executive’s employment and during the 12 month period immediately following the date of any termination of Executive’s employment with the Company, Executive shall not directly or indirectly employ or seek to employ, or solicit or contact or cause others to solicit or contact with a view to engage or employ, any person who is or was a managerial level employee of the Company at the time of the Executive’s Date of Termination or at any time during the twelve-month period preceding such date. This Section 13(iii) shall not be deemed to be violated solely by (a) placing an advertisement or other general solicitation or (b) serving as a reference.

(iv) Reasonableness. If any provision of this Section 13 shall ever be deemed to exceed the time, scope or geographic limitations permitted by applicable laws, then such provisions shall be reformed to the maximum time, scope or geographic limitations, as the case may be, permitted by applicable laws. Because Executive’s services are unique and because Executive has had access to Confidential Information, the parties hereto agree that money damages will be an inadequate remedy for any breach of this Agreement. In the event of a breach or threatened breach of this Agreement, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, stop making any additional payments hereunder to Executive and apply to any court of competent jurisdiction for specific performance and/or injunctive relief in order to enforce, or prevent any violations of, the provisions hereof (without the posting of a bond or other security).

14. Amendment and Waiver. The Company may amend this Agreement at any time and from time to time; provided that any amendment that is adverse to the Executive shall be effective only with respect to a Change in Control that occurs one year or more following the date of such amendment. The provisions of this Agreement may be waived only with the prior written consent of the Company and the Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement or any provision hereof.

15. Entire Agreement. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. This Agreement constitutes the entire understanding between the parties with respect to Executive’s severance pay in the event of a termination of Executive’s employment with the Company, superseding all negotiations, prior discussions and preliminary agreements, written or oral, concerning said severance pay; provided, that any payments or benefits provided in respect of severance, or indemnification for loss of employment, pursuant to any severance, employment or similar agreement between the Company or any of its subsidiaries and Executive, or as required by applicable law outside the United States, shall reduce any payments or benefits provided pursuant to this Agreement, except that the payments or benefits provided pursuant to this Agreement shall not be reduced below zero. Notwithstanding any provision of this Agreement: (i) Executive shall not be required to mitigate the amount of any payment provided by this Agreement by seeking other employment or otherwise, nor (except as provided for in Section 4(iv)(D) above) shall the amount of any payment or benefit provided by this Agreement be reduced by any compensation earned by Executive as the result of employment by another employer or by retirement benefits received after the Date of Termination or otherwise, and (ii) except as otherwise provided in this Agreement, the obligations of the Company to make payments to Executive and to make the arrangements provided for herein are absolute and unconditional and may not be reduced by any circumstances, including without limitation any set-off, counterclaim, recoupment, defense or other right which the Company may have against Executive or any third party at any time.

16. Further Action. The Company shall take any further action necessary or desirable to implement the provisions of this Agreement or perform its obligations hereunder.

HERC HOLDINGS INC.

By:
Name:
Title:

By:
Executive

Date:

Exhibit A

SEPARATION AGREEMENT

and

GENERAL RELEASE OF ALL CLAIMS To be revised if necessary or appropriate under any applicable law to effect a complete and total release of claims by the Executive as of the effective date of the Agreement.

This Separation Agreement and General Release of All Claims (the “Agreement”) is entered into as of [·] by and among [·] (the “Executive”), Herc Holdings Inc. and Herc Rentals Inc. (hereinafter “Herc” or the “Companies”), duly acting under authority of their officers and directors.

WHEREAS, Herc Holdings Inc. and the Executive have entered into a Change in Control Severance Agreement, dated as of [·] (the “Severance Agreement”);

WHEREAS, Executive’s employment with Herc will end effective as of [·];

WHEREAS, in connection with Executive’s separation from employment, Executive is entitled to certain payments and other benefits under the Severance Agreement, so long as Executive executes and does not revoke this Agreement; and

WHEREAS, the parties desire to fully and finally resolve any disputes, claims or controversies that have arisen or may arise with respect to Executive’s employment with and subsequent separation from the Companies.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements stated herein and in the Severance Agreement, which Executive and the Companies agree constitute good and valuable consideration, receipt of which is acknowledged, the parties stipulate and do mutually agree as follows:

1. In exchange for receiving the payments and benefits described in Sections 4 and 5 of the Severance Agreement, Executive does for himself and his heirs, executors, administrators, successors, and assigns, hereby release, acquit, and forever discharge and hold harmless the Companies and the divisions, subsidiaries and affiliated companies of each of the Companies, the officers, directors, shareholders, employees, benefit and retirement plans (as well as trustees and administrators thereof), agents and heirs of each of the foregoing, and the predecessors, assigns and successors, past and present of each of the foregoing, and any persons, firms or corporations in privity with any of them (collectively, the “Company Released Parties”), of and from any and all actions, causes of action, claims, demands, attorneys’ fees, compensation, expenses, promises, covenants, and damages of whatever kind or nature, in law or in equity, which Executive has, had or could have asserted, known or unknown, at common law or under any statute, rule, regulation, order or law, whether federal, state or local, or on any grounds whatsoever from the beginning of the world to the date of Executive’s execution of this Agreement, including, without limitation, (1) any and all claims for any additional severance pay, vacation pay, bonus or other compensation; (2) any and all claims of discrimination or harassment based on race, color, national origin, ancestry, religion, marital status, sex, sexual orientation, disability, handicap, age or other unlawful discrimination; any claims arising under Title VII of the Federal Civil Rights Act; the Federal Civil Rights Act of 1991; the Americans with Disabilities Act; the Age Discrimination in Employment Act; the New Jersey Law Against Discrimination; or under any other state, federal, local law or regulation or under the common law; and (3) any and all claims with respect to any event, matter, damage or injury arising out of his employment relationship with any Company Released Party, and/or the separation of such employment relationship, and/or with respect to any other event or matter.

The only exceptions to this Separation Agreement and General Release of All Claims are with respect to retirement benefits which may have accrued and vested as of the date of Executive’s employment termination, COBRA rights, enforcement of Executive’s rights under this Agreement and the Severance Agreement, and any claims under applicable workers’ compensation laws.

Nothing in this Agreement shall be construed to prohibit Executive from filing any future charge or complaint with the U.S. Equal Employment Opportunity Commission (the “EEOC”) or participating in any investigation or proceeding conducted by the EEOC, nor shall any provision of this Agreement adversely affect Executive’s right to engage in such conduct. Notwithstanding the foregoing, Executive waives the right to obtain any relief from the EEOC or recover any monies or compensation as a result of filing a charge or complaint. In addition to agreeing herein not to bring suit against any Company Released Party, Executive agrees not to seek damages from any Company Released Party by filing a claim or charge with any

A- 1

state or governmental agency.

2. Executive shall return to the Companies all Company property and Confidential Information (as defined in the Severance Agreement) of any Company Released Party in Executive’s possession or control, including without limitation, business reports and records, client reports and records, customer information, personally identifiable information relating to others, business strategies, contracts and proposals, files, a listing of customers or clients, lists of potential customers or clients, technical data, testing or research data, research and development projects, business plans, financial plans, internal memoranda concerning any of the above, and all credit cards, cardkey passes, door and file keys, computer access codes, software, and other physical or personal property which Executive received, had access to or had in his possession, prepared or helped prepare in connection with Executive’s employment with any Company Released Party, and Executive shall not make or retain any copies, duplicates, reproductions, or excerpts thereof. Executive acknowledges that in the course of employment with any one or more Company Released Party, Executive has acquired Confidential Information and that such Confidential Information has been disclosed to Executive in confidence and for his use only during and with respect to his employment with one or more of the Company Released Parties.

3. Executive acknowledges and agrees that he has agreed to be bound by the confidentiality provision in the Severance Agreement for 24 months following Executive’s separation of employment and the non-competition and non-solicitation covenants in the Severance Agreement for 12 months following Executive’s separation of employment.

4. Executive declares and represents that he has not filed or otherwise pursued any charges, complaints, lawsuits or claims of any nature against any Company Released Party arising out of or relating to events occurring prior to the date of this Agreement, with any federal, state or local governmental agency or court with respect to any matter covered by this Agreement. In addition to agreeing herein not to bring suit against any Company Released Party, Executive agrees not to seek damages from any Company Released Party by filing a claim or charge with any state or governmental agency.

5. Executive further declares and represents that no promise, inducement, or agreement not herein expressed has been made to him, that this Agreement contains the entire agreement between the parties hereto, and that the terms of this Agreement are contractual and not a mere recital.

6. Executive understands and agrees that this Agreement shall not be considered an admission of liability or wrongdoing by any party hereto, and each of the parties denies any liability and agrees that nothing in this Agreement can or shall be used by or against either party with respect to claims, defenses or issues in any litigation or proceeding except to enforce rights under the Agreement itself or under the Severance Agreement.

7. Executive understands and agrees that should any provision of this Agreement be declared or be determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby, and said invalid part, term, or provision shall be deemed not a part of this Agreement.

8. Executive acknowledges that he understands that he has the right to consult with an attorney of his choice at his expense to review this Agreement and has been encouraged by the Companies to do so.

9. Executive further acknowledges that he has been provided twenty-one days to consider and accept this Agreement from the date it was first given to him, although Executive may accept it at any time within those twenty-one days.

10. Executive further understands that he has seven days after signing the Agreement to revoke it by delivering to the Senior Vice President, Chief Human Resource Officer, Herc Holdings, Inc., 27500 Riverview Center Blvd., Bonita Springs, Florida 34134, written notification of such revocation within the seven day period. If Executive does not revoke the Agreement, the Agreement will become effective and irrevocable by him on the eighth day after he signs it.

11. Executive acknowledges that this Agreement sets forth the entire agreement between the parties with respect to the subject matters hereof and supersedes any and all prior agreements between the parties as to such matters, be they oral or in writing, and may not be changed, modified, or rescinded except in writing signed by all parties hereto, and any attempt at oral modification of this Agreement shall be void and of no force or effect.

12. Executive acknowledges that he has carefully read this Agreement and understands all of its terms, including the full and final release of claims set forth above and enters into it voluntarily.

WITH EXECUTIVE’S SIGNATURE HEREUNDER, EXECUTIVE ACKNOWLEDGES THAT EXECUTIVE HAS CAREFULLY READ THIS AGREEMENT AND UNDERSTANDS ALL OF ITS

A- 2

TERMS INCLUDING THE FULL AND FINAL RELEASE OF CLAIMS SET FORTH ABOVE. EXECUTIVE FURTHER ACKNOWLEDGES THAT EXECUTIVE HAS VOLUNTARILY ENTERED INTO THIS AGREEMENT; THAT EXECUTIVE HAS NOT RELIED UPON ANY REPRESENTATION OR STATEMENT, WRITTEN OR UNWRITTEN, NOT SET FORTH IN THIS AGREEMENT; THAT EXECUTIVE HAS BEEN GIVEN THE OPPORTUNITY TO HAVE THIS AGREEMENT REVIEWED BY HIS ATTORNEY; AND THAT EXECUTIVE HAS BEEN ENCOURAGED BY THE COMPANIES TO DO SO.

EXECUTIVE ALSO ACKNOWLEDGES THAT EXECUTIVE HAS BEEN AFFORDED 21 DAYS TO CONSIDER THIS AGREEMENT AND THAT EXECUTIVE HAS 7 DAYS AFTER SIGNING THIS AGREEMENT TO REVOKE IT BY DELIVERING TO THE SENIOR VICE PRESIDENT, CHIEF HUMAN RESOURCES OFFICER, AS SET FORTH ABOVE, WRITTEN NOTIFICATION OF EXECUTIVE’S REVOCATION.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date set forth above.

EXECUTIVE
Date:

HERC RENTALS INC.	HERC HOLDINGS INC.

By:	By:
Date:	Date:

A- 3